Exhibit 99.1

Fuwei Films Announces Results of 2020
Annual General Meeting of Shareholders

BEIJING, November 6, 2020 -- Fuwei Films (Holdings) Co., Ltd. (Nasdaq: FFHL) ("Fuwei Films" or the "Company"), a manufacturer and distributor of high-quality BOPET plastic films in China, today announced the results of its Annual General Meeting of Shareholders (the "Meeting"), which was held on November 6, 2020 at 10:00 a.m. (Beijing Time), at Fuwei Films (Shandong) Co., Ltd., No. 387 Dongming Road, Weifang, Shandong, China.

Holders of 73.39% of the Company's outstanding ordinary shares, as of the record date, September 21, 2020, were present in person or represented by proxy at the Meeting and approved the re-election of three directors, Lei Yan, Jingjing Cheng, and Lihang Geng, and ratified the appointment of Shandong Haoxin Certified Public Accountants Co, Ltd. as the Company's independent registered public accounting firm for the fiscal year ended December 31, 2020.

Commenting on the results of the Meeting, Mr. Lei Yan, Chairman of Fuwei Films, stated, "We express our thanks to them in supporting further efforts by Fuwei Films’ Board of Directors and its management to continue implementing our strategies to move the Company forward for the benefit of all shareholders."

About Fuwei Films

Fuwei Films conducts its business through its wholly owned subsidiary, Fuwei Films (Shandong) Co., Ltd. (“Shandong Fuwei”). Shandong Fuwei develops, manufactures and distributes high-quality plastic films using the biaxial oriented stretch technique, otherwise known as BOPET film (biaxially oriented polyethylene terephthalate). Fuwei's BOPET film is widely used to package food, medicine, cosmetics, tobacco, and alcohol, as well as in the imaging, electronics, and magnetic products industries.

Safe Harbor

This press release contains information that constitutes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are subject to risks. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company's reports filed with the U.S. Securities and Exchange Commission which, among other things, include the significant oversupply of BOPET films resulting from the rapid growth of the Chinese BOPET industry capacity, changes in the international market and trade barriers, especially the uncertainty of the antidumping investigation and imposition of an anti-dumping duty on imports of the BOPET films originating from the People's Republic of China ("China") conducted by certain countries; uncertainty around coronavirus (COVID-19) outbreak and the effects of government and other measures seeking to contain its spread, uncertainty around U.S.-China trade war and its effect on the Company's operation, fluctuations of the RMB exchange rate, and our ability to obtain adequate financing for our planned capital expenditure requirements; uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology; risks associated with possible defects and errors in our products; uncertainty as to our ability to protect and enforce our intellectual property rights; uncertainty as to our ability to attract and retain qualified executives and personnel; and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in view of the volatility in the prices of petroleum products in recent years. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future financial performance as of any date subsequent to the date of this press release. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of the risk factors.

For more information, please contact:

In China:

Xiaoli Yu

Investor Relations Officer

Phone: +86-133-615-59266

Email: fuweiIR@fuweifilms.com

In the U.S.:

Shiwei Yin

Investor Relations

Grayling

Phone: +1-646-824-2857

Email: shiwei.yin@grayling.com